02003947

hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23314

SEC MAIL RECEIVED MAR 0 5 2002 WASH. D.C. 354 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/8/02

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

QUANTITATIVE ANALYSIS SERVICE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 CHRISTOPHER COLUMBUS DRIVE, FLOOR 12-A
(No. and Street)

JERSEY CITY (City) NJ (State) 07302-2927 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MALVIN B. ROESCH (201) 432-7900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANFORD BECKER & CO., PC
(Name — *if individual, state last, first, middle name*)

1430 BROADWAY - 6th FLOOR (Address) NEW YORK, (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

QUANTITATIVE ANALYSIS SERVICE, INC. | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

As of (MM/DD/YY) 12 / 31 /01 [99]
SEC FILE NO. 8-23314 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	309,838	200			309,838	750
2. Receivables from brokers or dealers:						
A. Clearance account	55,845	295				
B. Other	122,814	300	73,608	550	252,267	810
3. Receivable from non-customers		355	2,063,479	600	2,063,479	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities	269,849	418				
B. Debt Securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430			269,849	850
5. Securities and/or other investments not readily marketable:						
A. At cost .... 12,400 [130]						
B. At estimated fair value	0	440		610	0	860
6. Securities borrowed under subordination agreements an partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities [150]						
B. Other securities [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities [170]						
B. Other securities [180]						
8. Membership in exchanges:						
A. Owned, at market [190]						
B. Owned, at cost				650		
C. Contributed for use of the company at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	54,751	680	54,751	920
11. Other assets		535	30,310	735	30,310	930
TOTAL ASSETS	758,346	540	2,222,148	740	2,980,494	940

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

QUANTITATIVE ANALYSIS SERVICE, INC. as of 12/31/01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

LIABILITIES	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	[1470]
14. Payable to brokers or dealers			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities expenses and other	426,563 [1205]	[1385]	426,563 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders [970]			
2. Includes equity subordination (15c3-1(d)) of [980]			
B. Securities borrowings, at market value: from outsiders [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders [1000]			
2. Includes equity subordination (15c3-1(d)) of [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	426,563 [1230]	[1450]	426,563 [1760]

Ownership Equity

		Total
21. Sole proprietorship		[1770]
22. Partnership (limited partners	[1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common Stock		168,403 [1792]
C. Additional paid-in capital		55,000 [1793]
D. Retained earnings		2,330,528 [1794]
E. Total		2,553,931 [1795]
F. Less capital stock in treasury		( ) [1796]
TOTAL OWNERSHIP EQUITY		2,553,931 [1800]
TOTAL LIABILITIES AND OWNERSHIP EQUITY		2,980,494 [1810]

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

QUANTITATIVE ANALYSIS SERVICE, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

REVENUE	
Commissions	940,348
Fees	3,249,860
Dividends & Interest	59,644
Profit - (loss) Investment Securities	(46,430)
	$ 4,203,422
EXPENSES	
Employee Compensation & Related Costs	2,807,648
Communication Expense	320,919
Occupancy and Equipemnt Expenses	639,542
Professional and Consultant Fees	167,365
Other Operating Expenses	468,949
	$ 4,404,423
NET LOSS (Note 2)	$ (201,001)

SEE NOTES TO FINANCIAL STATEMENTS

QUANTITATIVE ANALYSIS SERVICE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE at January 1, 2001	168,403	55,000	3,865,048	4,088,451
Add:				
Net Earnings (Loss)			(201,001)	(201,001)
Deduct:				
Shareholder's Distributions			(1,333,519)	(1,333,519)
BALANCE at December 31, 2001	168,403	55,000	2,330,528	2,553,931

SEE NOTES TO FINANCIAL STATEMENTS

QUANTITATIVE ANALYSIS SERVICE, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash Flows from Operating activities:		
Net Income (Loss)		$ (201,001)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	44,771	
Decrease in Accounts Receivable	516,474	
Decrease in Accounts Payable and Accrued Expenses Payable:	(60,568)	
Increase in Other Assets	(5,571)	
Total Adjustments		495,106
Net Cash Provided for Operating Activities		294,105
Cash Flows from Investing Activities:		
Capital Expenditures	37,053	
Decrease in Securities Owned	(1,244,658)	
Shareholder's Distributions	1,333,519	125,914
Net Increase in Cash and Cash Equivalents		168,191
Cash and Cash Equivalents At Beginning of Year		141,647
Cash and Cash Equivalents at End of Year		$ 309,838

SEE NOTES TO FINANCIAL STATEMENTS

QUANTITATIVE ANALYSIS SERVICE, INC.
NOTES TO FINANACIAL STATEMENTS
FOR THEYEAR ENDED DECEMBER 31, 2001

1) Summary of significant accounting policies:

Accounting for commission income is on a settlement date basis.

Securities owned are valued at market.

2) The corporation and shareholders have elected effective January 1, 1985 to be treated as a Subchapter S Corporation under applicable Federal and New Jersey State Law. Accordingly no provision has been made for Federal Corporation Income Tax.

3) Net Capital Requirements:

The corporation is subject to the uniform net capital rule (Rule 15C3-1) of the Securities and Exchange act of 1934, which requires the corporation to maintain a ratio of aggregate indebtedness to net capital as defined, not to exceed 15 to 1. At December 31, 2001 Quantitative Analysis Service, Inc. net capital was $326,386 whereas the required net capital was $100,000. The ratio of aggregate indebtedness to net capital was 131% compared to a maximum amount allowance of 1500%.

The corporation solicits and services customer accounts, which are introduced on a fully disclosed basis to Schroder & Co., Bear Stearns Securities Corp., and Paine Webber. The corporation's principal sources of revenue are commissions earned on customer accounts and management fees. The corporation does not hold customer's cash and/or securities and is exempt from the provision of SEC Rule 15C3-3 under sub-paragraph K (2)(b).

4) The corporation is exempt under Rule 15C3-3 since all customer transactions are cleared through another broker dealer on a fully disclosed basis. We have ascertained that the conditions of this exemption were being complied with as of December 31, 2001 and that no facts came to our attention to indicate that the exemption had not been complied with during this period.

5) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from these estimates. We do not consider any differences in these financial statements to be material.

6) The corporation maintains cash in bank accounts which, at times may exceed federally insured limits.

7) Quantitative Analysis Service, Inc. is obligated under the terms of a lease for its office space, storage and parking, dated January 7, 2002, expiring January 31, 2007. The yearly base rent is $209,103.12.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

QUANTITATIVE ANALYSIS SERVICE, INC. as of 12/31/01

COMPUTATION OF NET CAPITAL

Item	Amount	Code	Amount	Code
. Total ownership equity from Statement of Financial Condition			2,553,931	3480
. Deduct Ownership equity not allowable for net capital			( )	3490
. Total ownership equity qualified for net capital			2,553,931	3500
. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
. Total capital and allowable subordinated liabilities			2,553,931	3530
. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Note B and C)	2,222,148	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities -proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(2,222,148)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			331,783	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities				
1. Exempted securities	5,397	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue concentration		3650		
E. Other (List)		3736	(5,397)	3740
10. Net Capital			326,386	3750

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

10/85

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

QUANTITATIVE ANALYSIS SERVICE, INC. as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Item		Amount	Code
11. Minimum net capital required (6-2/3% of line 19)		28,451	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		100,000	3758
13. Net capital requirement (greater of line 11 or 12)		100,000	3760
14. Excess net capital (line 10 less 13)		226,386	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item		Code	Amount	Code
16. Total A.I. liabilities from Statement of Financial Condition			426,563	3790
17. Add:				
A. Drafts for immediate credit		3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited		3810		
C. Other unrecorded amounts (List)		3820		3830
19. Total aggregate indebtedness			426,563	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / by line 10) %			131%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1 (d) %				3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Item	Amount	Code
22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	NOT APPLICABLE	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess net capital (line 10 less 24)		3910
26. Net capital in excess of the greater of:		
A. 5% of combine aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5 respondent should provide a list of material non-allowable assets.

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

QUANTITATIVE ANALYSIS SERVICE, INC. as of 12/31/01

Exemptive Provisions Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)
    - A. (k) (1)-$2,500 capital category as per Rule 15c3-1 .... [4550]
    - B. (k) (2)(A)-"Special Account for the Exclusive Benefit of customers" maintained .... [4560]
    - C. (k) (2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm UBS PAINE WEBBER, INC., B NY CLEARING SERVICES LL, BEAR STEARNS SECURITIES CORP. [4335] X [4570]
    - D. (k) (3)-Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type Of Proposed Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be With drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	[4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

SEE NOTES TO FINANCIAL STATEMENTS

QUANTITATIVE ANALYSIS SERVICE, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 TO CORPORATION'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA
FILING DECEMBER 31, 2001

Net Capital per computation pursuant to Audited Form X-17A-5 Part IIA Filing	$	326,386
Adjustments:		
Audit adjustments - Accrued Income, salaries and expenses depreciation, etc., including year end adjustments		27,327
Net Capital per Corporation's unaudited Form X-17a-5 Part IIA filing	$	299,059

SEE NOTES TO FINANCIAL STATEMENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT ON INTERNAL CONTROL

Board of Directors
Quantitative Analysis Service, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Quantitative Analysis Service Inc. for the year ended December 31, 2001 we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the finanacial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Quantitative Analysis Service, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and or determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisions.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Seciton 8 of Federal Reserve Regulaton T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility and safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity

with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control structure or the practies and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection on any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.



New York, New York
February 15, 2002


SEC MAIL PROCESSING
RECEIVED
MAR 0 5 2002
354
WASH, D.C. SECTION

QUANTITATIVE ANALYSIS SERVICE, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
ON PART IIA OF FORM X-17A-5

YEAR ENDED DECEMBER 31,2001

QUANTITATIVE ANALYSIS SERVICE, INC.

December 31, 2001

CONTENTS

	PAGE
Report of Independent Certified Public Accountants	1
Statement of Financial Condition	2 – 3
Statement of Income	4
Statement of Stockholders' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7



SEC MAIL PROCESSING
RECEIVED
MAR 0 5 2002
WASH, D.C.
354
SECTION

SUPPLEMENTARY SUPPORTING SCHEDULES:

Computation of Net Capital and Aggregate Indebtedness	8 - 9
Exemption Provision Under Rule 15c3-3	10
Reconciliation of Computation of Net Capital Pursuant To Uniform Net Capital Rule 15c3-1 to Corporation's Corresponding Unaudited Form X-17A-5 Part IIA Filing December 31, 2001	11
Report on Internal Accounting Control	12 - 13

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822


SEC MAIL PROCESSING
RECEIVED
MAR 05 2002
354
WASH. D.C. SECTION

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Quantitative Analysis Service, Inc.

We have audited the accompanying statement of financial condition of Quantitative Analysis Service, Inc. as of December 31, 2001 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quantitative Analysis Service, Inc. as of December 31, 2001 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exhange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
February 15, 2002

Sanford Becker & Co. PC

FOCUS REPORT

FORM X-17A-5

10/85

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

QUANTITATIVE ANALYSIS SERVICE, INC. [13]

SEC FILE NO

8 23314 [14]

FOR FIRM ID NO

[15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

95 CHRISTOPHER COLUMBUS DRIVE [20]

(No and Street)

FOR PERIOD BEGINNING (MM/DD/YY)

01 /01 / 01 [24]

AND ENDING (MM/DD/YY)

12 /31 / 01 [25]

JERSEY CITY [21] NEW JERSEY [22] 07302 [23]

(City) (State) (Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HIROTSUGU SAKATA [30]

(Area Code) - Telephone No.

(201) 432-7900 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.



MAR 05 2002
354
WASH. D.C.
SECTION

Dated the 25th day of February 2002

Manual Signatures of

1) [signature]
Principal Executive Officer or Managing Partner

2) ____________________
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

OATH OR AFFIRMATION

I, HIROTSUGU SAKATA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUANTITATIVE ANALYSIS SERVICE, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



MARY ELISE WILSON
NOTARY PUBLIC • STATE OF NEW JERSEY
No. 2209337
QUALIFIED IN HUDSON COUNTY
COMM. EXPIRES 03-13-20 03

Notary Public

Signature

Senior Vice President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Reconciliation between audited and unaudited computation of Net Capital under Part IIA Filing.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*